UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Registration No. 001-38208

Dragon Victory International Limited

Suite B1-901, No.198, Qidi Road,
Xiaoshan District, Hangzhou, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Dragon Victory International Limited (Nasdaq: LYL) ("Dragon Victory" or the "Company"), a company offering reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, has confirmed access details for its 2019 Annual General Meeting of Shareholders (the “Meeting”) on March 11, 2019, at Dragon Victory, Zhejiang, China.

Date:	March 11, 2019
Time:	9 a.m. local time
Location:	Hanshi Tower 22nd Floor, No. 1786 Binsheng Road, Binjiang District, Hangzhou City, Zhejiang, China

As fully discussed in the definite proxy statement and described below, the annual meeting will be devoted to the following proposals:

1.       To re-elect Mr. Jianjun Sun as a director of the Company to hold office until the next annual general meeting;

2.       To re-elect Mr. Hongyu Zhang as a director of the Company to hold office until the next annual general meeting;

3.       To re-elect Ms. Cloris Li as a director of the Company to hold office until the next annual general meeting;

4.       To re-elect Mr. Wenbing Wang as a director of the Company to hold office until the next annual general meeting;

5.       To re-elect Ms. Han Zhang as a director of the Company to hold office until the next annual general meeting;

6.       To authorize the Board of Directors to fix the remuneration of the directors; and

7.       To approve, ratify and confirm the re-appointment of WWC, P.C. as the Company’s independent auditors for the year ending March 31, 2019, and to authorize the Board of Directors to fix their remuneration.

Ordinary shareholders of record as of the close of business on January 25, 2019, will be entitled to vote at the meeting.

To attend the call, please use the information below for dial-in access. When prompted on dial-in, please input the security code 242100# to join the call.

Conference Call
Date:	March 11, 2019
Time:	9:00 am Beijing Time, PRC
Mainland China:	0571-96155
International:	+86-571-96155
security code:	242100#

Please dial in at least fifteen minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available on our corporate website of http://ir.dvintinc.com from approximately one business day after the end of the live call until March 18, 2019.

Additional Information

This press release may be deemed to be solicitation material in respect of the annual meeting. In connection with the annual meeting, the Company filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2019, a definitive proxy statement, which is publicly available, and has mailed such definitive proxy statement to stockholders on or February 1, 2019. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT AND OTHER MATERIALS FILED WITH THE SEC IN CONNECTION WITH THE ANNUAL MEETING, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSALS, THE PERSONS SOLICITING PROXIES IN CONNECTION WITH THE PROPOSALS ON BEHALF OF THE COMPANY, AND THE INTERESTS OF THOSE PERSONS IN THE PROPOSALS AND RELATED MATTERS. Shareholders may access the Company’s definitive proxy statement, without charge, at the SEC’s website www.sec.gov. Shareholders that want to receive a paper or email copy of the Company’s 2018 Annual Report to shareholders, must request one. There is no charge for requesting a copy. Please make requests for a copy to the Company, at ir.dvintinc.com. We will furnish a requesting stockholder with any exhibit not contained therein upon specific request. In addition, the Proxy Statement, as well as our 2018 Annual Report, is available on our Internet website at ir.dvintinc.com.

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About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast-growing reward-based crowdfunding platform at www.5etou.cn. 5etou is designed to enable small- and medium-sized companies, start-ups and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs who utilize our crowdfunding platform. More information is available at www.dvintinc.com.

Forward-Looking Statement

This press release contains information about Dragon Victory's view of its future expectations, plans and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the reward-based crowdfunding industry in China; the expected growth of the crowdfunding and financing market in China; Chinese governmental policies relating to crowdfunding platforms and crowdfunding activities; health epidemics and other outbreaks in China; the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of new users on its platform, entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Dragon Victory may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dragon Victory's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will", "will make," "will be", "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to", "is/are likely to" or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Dragon Victory undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Mr. Bo Lyu
Board Secretary
Dragon Victory International Limited
Phone: +86-15157527297
Email: lb@dvintinc.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: March 7, 2019	By:	/s/ Xiaohua Gu
		Name:	Xiaohua Gu
		Title:	Chief Financial Officer

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